UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of February 2014.

Commission File Number:  333-13896

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

EXHIBITS

Exhibit Number

1. QUARTERLY FINANCIAL STATEMENTS (U.S. GAAP)

RESULTS FOR THE NINE MONTHS ENDED DECEMBER 31, 2013 (Unaudited)
(FROM APRIL 1, 2013 TO DECEMBER 31, 2013)
CONSOLIDATED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: Feburuary 14, 2014
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

NEWS RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

FOR IMMEDIATE RELEASE

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

QUARTERLY FINANCIAL STATEMENTS (U.S. GAAP)

RESULTS FOR THE NINE MONTHS ENDED DECEMBER 31, 2013 (Unaudited)

(FROM APRIL 1, 2013 TO DECEMBER 31, 2013)

CONSOLIDATED

Released on February 14, 2014

NIDEC CORPORATION

338 Kuzetonoshiro-cho,

Minami-ku, Kyoto 601-8205 Japan

CONSOLIDATED FINANCIAL RESULTS FOR THE NINE MONTHS ENDED DECEMBER 31, 2013 (Unaudited)

CONSOLIDATED STATEMENTS OF INCOME

	Yen in millions
	(except per share amounts)
	For the nine months ended December 31
	2012	2013
Net sales	¥523,210	¥646,725
Operating income	43,026	61,866
Income before income taxes	37,836	62,525
Net income attributable to Nidec Corporation	¥27,093	¥43,053
Per share data:
Net income attributable to Nidec Corporation
Earning per share – basic	¥201.26	¥317.93
Earning per share – diluted	¥187.80	¥297.23

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Yen in millions
	For the nine months ended December 31
	2012	2013

Consolidated net income	¥29,185	¥45,051
Other comprehensive income (loss), net of tax	27,487	59,536
Total comprehensive income	56,672	104,587
Less: Comprehensive income attributable to noncontrolling interests	(2,488)	(3,280)
Comprehensive income attributable to Nidec Corporation	¥54,184	¥101,307

CONSOLIDATED BALANCE SHEETS

	Yen in millions
	2013
	March 31	December 31
Current assets	¥500,690	¥590,204
Investments	17,060	18,677
Property, plant, equipment and others	487,667	522,296
Total assets	1,005,417	1,131,177

Current liabilities	364,877	276,921
Long-term liabilities	186,723	314,509
Total liabilities	551,600	591,430
Total Nidec Corporation shareholders’ equity	415,653	517,667
Noncontrolling interests	38,164	22,080
Total liabilities and equity	¥1,005,417	¥1,131,177

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Yen in millions
	For the nine months ended December 31
	2012	2013
Net cash provided by operating activities	¥65,653	¥64,800
Net cash used in investing activities	(127,405)	(34,164)
Net cash provided by (used in) financing activities	75,221	(9,470)
Effect of exchange rate changes on cash and cash equivalents	7,626	22,028
Net increase in cash and cash equivalents	21,095	43,194
Cash and cash equivalents at beginning of period	130,290	193,420
Cash and cash equivalents at end of period	¥151,385	¥236,614

In order to apply ASC 805 “Business Combinations,” discussed below, certain reclassifications have been made in the consolidated balance sheet as of March 31, 2013, our consolidated statements of income for the nine and three months ended December 31, 2012, and our consolidated statements of cash flows for the nine months ended December 31, 2012 to conform the presentation of each of such financial statements to the presentation used in each of the respectively corresponding financial statements as of or for the nine and three months ended December 31, 2013.

Pursuant to ASC 805 “Business Combinations,” our results of operations for the nine months ended December 31, 2012 have been retrospectively adjusted as we completed the fair value evaluations of the assets acquired and the liabilities assumed at the time of our acquisition of Nidec ASI S.p.A., Nidec Avtron Automation Corporation and Nidec Kinetek Corporation in the three months ended March 31, 2013. These acquired companies became our consolidated subsidiaries in the nine months ended December 31, 2012.

In addition, pursuant to ASC 805 “Business Combinations,” our results of operations for the nine months ended December 31, 2012 and for the year ended March 31, 2013 have also been adjusted as we completed the fair value evaluations of the assets acquired and the liabilities assumed at the time of our acquisition of SCD Co., Ltd. and Nidec Kaiyu Auto Electric (Jiangsu) Co., Ltd. in the six months ended September 30, 2013. These acquired companies became our consolidated subsidiaries in the three months ended December 31, 2012.

Cautionary Note Regarding Forward-Looking Statements

This report contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended) about Nidec Corporation and its group companies (the “Nidec Group”). These forward-looking statements are based on the current expectations, assumptions, estimates and projections of the Nidec Group in light of the information currently available to it. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “forecast” or similar words. These statements discuss future expectations, identify strategies, contain projections of the results of operations or financial condition of the Nidec Group, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The Nidec Group cannot make any assurances that the expectations expressed in these forward-looking statements will prove to be correct. Actual results could be materially different from and worse than the Nidec Group’s expectations as a result of various factors, including, but not limited to, (i) general economic conditions, particularly levels of consumer spending, in the computer, information technology, home appliance, industrial and commercial machinery and equipment, automobile and related product markets, (ii) the effectiveness of our measures designed to reduce costs and improve profitability, (iii) the Nidec Group’s ability to design, develop, mass produce and win acceptance of its products, (iv) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar, the Euro and other currencies in which the Nidec Group makes significant sales or in which the Nidec Group’s assets and liabilities are denominated, (v) the Nidec Group’s ability to successfully integrate its recently acquired companies and to complete the acquisitions of companies with complementary technologies and product lines, including Mitsubishi Materials C.M.I. Corporation and Honda Elesys Co., Ltd., and (vi) adverse changes in laws, regulations or economic policies in any of the jurisdictions where the Nidec Group has manufacturing or other operations.

As used in this document, references to “we,” ”our,” “us” and "Nidec Group" are to Nidec Corporation and, except as the context otherwise requires, its consolidated subsidiaries; “U.S. dollar” or “$” means the lawful currency of the United States of America, “Euro” or “€” means the lawful currency of those member states of the European Union which are participating in the European Economic and Monetary Union pursuant to the Treaty of the European Union, “Thai baht” means the lawful currency of the Kingdom of Thailand, and “Japanese yen,” “yen” or “¥” means the lawful currency of Japan; and “U.S. GAAP” means accounting principles generally accepted in the United States, and “Japanese GAAP” means accounting principles generally accepted in Japan.

Results of Operations — Nine Months Ended December 31, 2013 Compared to Nine Months Ended December 31, 2012 (Unaudited)

Net Sales

	(Yen in millions) For the nine months ended December 31
	2012	2013	Inc/Dec	Inc/Dec %
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥125,540	¥139,253	¥13,713	10.9
Other small precision motors	117,425	133,971	16,546	14.1
Sub-total	242,965	273,224	30,259	12.5
Automotive, appliance, commercial and industrial products	174,238	247,074	72,836	41.8
Machinery	46,499	63,421	16,922	36.4
Electronic and optical components	53,484	57,226	3,742	7.0
Others	6,024	5,780	(244)	(4.1)
Consolidated total	¥523,210	¥646,725	¥123,515	23.6

Our net sales increased ¥123,515 million, or 23.6%, from ¥523,210 million for the nine months ended December 31, 2012 to ¥646,725 million for the nine months ended December 31, 2013. This increase was mainly due to the depreciation of the Japanese yen against the U.S. dollar and the Euro, as well as the net sales at newly consolidated subsidiaries, which consisted of:

•

Nidec ASI S.p.A. (renamed from “Ansaldo Sistemi Industriali S.p.A.”) and its subsidiaries (“Nidec ASI”), an Italian manufacturer of industrial motors, generators and drives, which we acquired in May 2012,

•

Nidec Avtron Automation Corporation (renamed from “Avtron Industrial Automation, Inc.”) (“Nidec Avtron”), a U.S. provider of control, automation and drive-systems solutions and manufacturer of encoders, which we acquired in September 2012,

•

SCD Co., Ltd. (“SCD”), a South Korean manufacturer of motors and motor drive units, which we acquired in October 2012,

•

Nidec Kinetek Corporation (renamed from “Kinetek Group Inc.”) (“Nidec Kinetek”), a U.S. manufacturer of commercial motors, which we acquired in November 2012, and

•

Nidec Kaiyu Auto Electric (Jiangsu) Co., Ltd. (renamed from “Jiangsu Kaiyu Auto Appliance Co., Ltd.”) (“Nidec Kaiyu”), a Chinese manufacturer of brush motors for electric power steering systems and automotive fans, which we acquired in December 2012.

The average exchange rate between the Japanese yen and the U.S. dollar for the nine months ended December 31, 2013 was ¥99.39 to the dollar, which represented a depreciation of the Japanese yen against the U.S. dollar of ¥19.39, or 24.2%, compared to the nine months ended December 31, 2012. The average exchange rate between the Japanese yen and the Euro for the nine months ended December 31, 2013 was ¥132.23 to the Euro, which represented a depreciation of the Japanese yen against the Euro of ¥30.06, or 29.4%, compared to the nine months ended December 31, 2012. The depreciation of the Japanese yen had a positive effect on our net sales of approximately ¥98,800 million and a positive effect on our operating income of approximately ¥13,000 million for the nine months ended December 31, 2013 compared to the nine months ended December 31, 2012.

(Small precision motors)

Net sales of small precision motors increased ¥30,259 million, or 12.5%, from ¥242,965 million for the nine months ended December 31, 2012 to ¥273,224 million for the nine months ended December 31, 2013. The depreciation of the Japanese yen and other Asian currencies against the U.S. dollar had a positive effect on our sales of small precision motors of approximately ¥46,800 million for the nine months ended December 31, 2013 compared to the nine months ended December 31, 2012. This positive effect of foreign currency exchange fluctuations more than offset the negative effect of generally declining trends in the numbers of units sold of the products in the small precision motor category and the decreases in unit prices of such products on a U.S. dollar basis. Net sales of each product group included in “small precision motors” are as discussed below.

Hard disk drives spindle motors

Net sales of hard disk drives spindle motors increased ¥13,713 million, or 10.9%, from ¥125,540 million for the nine months ended December 31, 2012 to ¥139,253 million for the nine months ended December 31, 2013. The positive effect of foreign currency exchange rate fluctuations more than offset the negative impact of an approximately 7% decline in the number of units sold of small precision motors for hard disk drives for the nine months ended December 31, 2013 compared to the nine months ended December 31, 2012. We do not expect a recovery in the number of units sold at least during the remainder of the year ending March 31, 2014.

Net sales of hard disk drives spindle motors accounted for 24.0% of total net sales for the nine months ended December 31, 2012 and 21.5% of total net sales for the nine months ended December 31, 2013.

Other small precision motors

Net sales of other small precision motors increased ¥16,546 million, or 14.1%, from ¥117,425 million for the nine months ended December 31, 2012 to ¥133,971 million for the nine months ended December 31, 2013. This was mainly due to the depreciation of the Japanese yen against the U.S. dollar, as well as the contribution of SCD, which became our consolidated subsidiary in the six months ended March 31, 2013.

Net sales of other small precision motors accounted for 22.4% of total net sales for the nine months ended December 31, 2012 and 20.7% of total net sales for the nine months ended December 31, 2013.

(Automotive, appliance, commercial and industrial products)

Net sales of our automotive, appliance, commercial and industrial products increased ¥72,836 million, or 41.8%, from ¥174,238 million for the nine months ended December 31, 2012 to ¥247,074 million for the nine months ended December 31, 2013.

Net sales of appliance, commercial and industrial products for the nine months ended December 31, 2013 increased 50.0% compared to the nine months ended December 31, 2012 primarily due to increases in sales at Nidec Motor Corporation and sales of motors for air conditioning equipment at Nidec Techno Motor Corporation, as well as an increase in sales of approximately ¥25,500 million in the aggregate, excluding the effect of foreign currency exchange fluctuations, at Nidec ASI, Nidec Avtron and Nidec Kinetek, which were not consolidated for the full nine months ended December 31, 2012. In addition, the depreciation of the Japanese yen against the U.S. dollar and the Euro also had a positive effect.

Net sales of automotive products for the nine months ended December 31, 2013 increased 27.5% compared to the nine months ended December 31, 2012. This was primarily as a result of starting mass-production of new product models for electric power steering and the depreciation of the Japanese yen against the U.S. dollar and the Euro.

Net sales of automotive, appliance, commercial and industrial products accounted for 33.3% of our total net sales for the nine months ended December 31, 2012 and 38.2% of total net sales for the nine months ended December 31, 2013.

(Machinery)

Net sales of our machinery increased ¥16,922 million, or 36.4%, from ¥46,499 million for the nine months ended December 31, 2012 to ¥63,421 million for the nine months ended December 31, 2013. The increase in net sales for the nine months ended December 31, 2013 was mainly due to an increase in sales of products such as LCD panel handling robots and card readers at the Nidec Sankyo group of ¥10,855 million, or 86%, compared to the nine months ended December 31, 2012, as well as the depreciation of the Japanese yen against the U.S. dollar.

Net sales of machinery accounted for 8.9% of our total net sales for the nine months ended December 31, 2012 and 9.8% of total net sales for the nine months ended December 31, 2013.

(Electronic and optical components)

Net sales of our electronic and optical components increased ¥3,742 million, or 7.0%, from ¥53,484 million for the nine months ended December 31, 2012 to ¥57,226 million for the nine months ended December 31, 2013. This increase was primarily attributable to increases in sales of household equipment and other products at the Nidec Copal Electronics Group of ¥1,934 million, or 16%, and sales at the Nidec Sankyo Group of ¥1,886 million, or 17%, compared to the nine months ended December 31, 2012.

Net sales of electronic and optical components accounted for 10.2% of our total net sales for the nine months ended December 31, 2012 and 8.9% of total net sales for the nine months ended December 31, 2013.

(Others)

Net sales of our other products decreased ¥244 million, or 4.1%, from ¥6,024 million for the nine months ended December 31, 2012 to ¥5,780 million for the nine months ended December 31, 2013.

Net sales of other products accounted for 1.2% of total net sales for the nine months ended December 31, 2012 and 0.9% of total net sales for the nine months ended December 31, 2013.

Cost of Products Sold

Our cost of products sold increased ¥86,762 million, or 21.0%, from ¥412,914 million for the nine months ended December 31, 2012 to ¥499,676 million for the nine months ended December 31, 2013. Excluding the impact of Nidec ASI, Nidec Avtron, SCD, Nidec Kinetek and Nidec Kaiyu (the “Newly Consolidated Subsidiaries”), our cost of products sold increased ¥58,069 million, or 14.7%, from ¥395,995 million for the nine months ended December 31, 2012 to ¥454,064 million for the nine months ended December 31, 2013. This increase mainly corresponded to the overall increase in sales, and reflected the depreciation of the Japanese yen against other currencies.

As a percentage of net sales, our cost of products sold decreased from 78.9% for the nine months ended December 31, 2012 to 77.3% for the nine months ended December 31, 2013. Excluding the impact of the Newly Consolidated Subsidiaries, as a percentage of net sales, cost of products sold decreased from 78.8% for the nine months ended December 31, 2012 to 77.3% for the nine months ended December 31, 2013. This decrease was mainly due to the impact of increases in the numbers of units sold of products with higher margins, improved fixed costs per unit resulting from higher demand for some of our products, and lower raw material costs.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses increased ¥13,616 million, or 31.7%, from ¥42,897 million for the nine months ended December 31, 2012 to ¥56,513 million for the nine months ended December 31, 2013. Excluding the impact of the Newly Consolidated Subsidiaries, our selling, general and administrative expenses increased ¥8,009 million, or 20.5%, from ¥39,008 million for the nine months ended December 31, 2012 to ¥47,017 million for the nine months ended December 31, 2013. This increase was mainly due to a ¥3,862 million gain from insurance relating to the Thai flooding which was recorded for the nine months ended December 31, 2012 but which was nil for the nine months ended December 31, 2013. The increase was also attributable to higher personnel expenses.

As a percentage of net sales, our selling, general and administrative expenses increased from 8.2% for the nine months ended December 31, 2012 to 8.7% for the nine months ended December 31, 2013. Excluding the impact of the Newly Consolidated Subsidiaries and the gain from insurance, as a percentage of net sales, our selling, general and administrative expenses decreased from 8.5% for the nine months ended December 31, 2012 to 8.0% for the nine months ended December 31, 2013.

Research and Development Expenses

Our research and development expenses increased ¥4,297 million, or 17.6%, from ¥24,373 million for the nine months ended December 31, 2012 to ¥28,670 million for the nine months ended December 31, 2013. Excluding the impact of the Newly Consolidated Subsidiaries, our research and development expenses increased ¥3,500 million, or 14.6%, from ¥23,905 million for the nine months ended December 31, 2012 to ¥27,405 million for the nine months ended December 31, 2013. This increase was mainly due to our increased spending on research and development activities relating to products in the automotive, appliance, commercial and industrial products category and the small precision motors category.

As a percentage of net sales, our research and development expenses decreased from 4.7% for the nine months ended December 31, 2012 to 4.4% for the nine months ended December 31, 2013. Excluding the impact of the Newly Consolidated Subsidiaries, as a percentage of net sales, our research and development expenses decreased from 4.8% for the nine months ended December 31, 2012 to 4.7% for the nine months ended December 31, 2013.

Operating Income

As a result of the foregoing, our operating income increased ¥18,840 million, or 43.8%, from ¥43,026 million for the nine months ended December 31, 2012 to ¥61,866 million for the nine months ended December 31, 2013.

As a percentage of net sales, our operating income increased from 8.2% for the nine months ended December 31, 2012 to 9.6% for the nine months ended December 31, 2013.

Other Income (Expense)

We had other income of ¥659 million for the nine months ended December 31, 2013, compared to other expense of ¥5,190 million for the nine months ended December 31, 2012. Excluding the impact of the Newly Consolidated Subsidiaries, we had other income of ¥629 million for the nine months ended December 31, 2013, compared to other expense of ¥5,138 million for the nine months ended December 31, 2012. This improvement was mainly due to an increase in foreign exchange gain.

We had foreign exchange gain of ¥378 million for the nine months ended December 31, 2013, compared to foreign exchange loss of ¥3,926 million for the nine months ended December 31, 2012. Excluding the impact of the Newly Consolidated Subsidiaries, we had foreign exchange gain of ¥400 million for the nine months ended December 31, 2013, compared to foreign exchange loss of ¥3,916 million for the nine months ended December 31, 2012. This improvement was mainly due to the depreciation in the value of the Japanese yen against relevant foreign currencies, as well as lower translation losses on Thai baht-denominated assets compared to the nine months ended December 31, 2012, in which we recorded one-time translation losses on certain Thai baht-denominated assets.

The following table sets forth the exchange rates between the Japanese yen and the U.S. dollar and between the Japanese yen and the Euro as of the dates indicated:

Currency	March 31, 2012	December 31, 2012	Fluctuation from March 31, 2012 to December 31, 2012	March 31, 2013	December 31, 2013	Fluctuation from March 31, 2013 to December 31, 2013
U.S. Dollar ($1.00)	82.19	86.58	4.39	94.05	105.39	11.34
Euro (€1.00)	109.80	114.71	4.91	120.73	145.05	24.32

Income before Income Taxes

As a result of the foregoing, our income before income taxes increased ¥24,689 million, or 65.3%, from ¥37,836 million for the nine months ended December 31, 2012 to ¥62,525 million for the nine months ended December 31, 2013.

As a percentage of net sales, our income before income taxes increased from 7.2% for the nine months ended December 31, 2012 to 9.7% for the nine months ended December 31, 2013.

Income Taxes

Our income taxes increased ¥8,751 million, or 100.7%, from ¥8,693 million for the nine months ended December 31, 2012 to ¥17,444 million for the nine months ended December 31, 2013. This increase was primarily due to the increase in income before income taxes and an increase in the effective income tax rate.

The effective income tax rate increased approximately 4.9 percentage points from 23.0% for the nine months ended December 31, 2012 to 27.9% for the nine months ended December 31, 2013. This was due to an increase in valuation allowance, an increase in liabilities for unrecognized tax benefits and other factors, including a reduction in tax credits, for the nine months ended December 31, 2013 as compared to the nine months ended December 31, 2012. The increasing effect of these factors on the tax rate was partially offset by a decrease in tax on undistributed earnings.

For more information, see Note 10 to our unaudited consolidated interim financial statements included elsewhere in this report.

Equity in Net Income (Loss) of Affiliated Companies

We recorded equity in net loss of ¥30 million for the nine months ended December 31, 2013, compared to equity in net income of ¥42 million for the nine months ended December 31, 2012.

Consolidated Net Income

As a result of the foregoing, our consolidated net income increased ¥15,866 million, or 54.4%, from ¥29,185 million for the nine months ended December 31, 2012 to ¥45,051 million for the nine months ended December 31, 2013.

Net Income Attributable to Noncontrolling Interests

Our net income attributable to noncontrolling interests decreased ¥94 million, or 4.5%, from ¥2,092 million for the nine months ended December 31, 2012 to ¥1,998 million for the nine months ended December 31, 2013. This decrease primarily resulted from the transactions through which we made certain consolidated subsidiaries our wholly owned subsidiaries. In October 2012, we made Nidec Sankyo Corporation, in which we previously held a 77.1% ownership interest, a wholly owned subsidiary. In addition, in October 2013, we made Nidec Copal Corporation and Nidec Tosok Corporation, in which we previously held a 66.5% ownership interest and a 72.3% ownership interest, respectively, wholly owned subsidiaries. The effect of these transactions was offset in part by higher profits of group companies in which we own less than 100%, including the Nidec Copal Electronics group.

Net Income Attributable to Nidec Corporation

As a result of the foregoing, net income attributable to Nidec Corporation increased ¥15,960 million, or 58.9%, from ¥27,093 million for the nine months ended December 31, 2012 to ¥43,053 million for the nine months ended December 31, 2013.

As a percentage of net sales, net income attributable to Nidec Corporation increased from 5.2% for the nine months ended December 31, 2012 to 6.7% for the nine months ended December 31, 2013.

Segment Information

Based on the applicable criteria set forth in ASC 280, “Segment Reporting”, we have 14 reportable operating segments on which we report in our consolidated financial statements. For the information required by ASC 280, see Note 15 to our unaudited consolidated interim financial statements included elsewhere in this report.

The Nidec Corporation segment comprises Nidec Corporation in Japan, which primarily develops and sells hard disk drives spindle motors, DC motors, fans, and automotive products.

The Nidec Electronics (Thailand) segment comprises Nidec Electronics (Thailand) Co., Ltd., a subsidiary in Thailand, and its consolidated subsidiaries, which primarily produce and sell hard disk drives spindle motors. This segment also includes other subsidiaries in Asia which produce components for hard disk drives.

The Nidec (Zhejiang) segment comprises Nidec (Zhejiang) Corporation, a subsidiary in China, which primarily produces and sells hard disk drives spindle motors.

The Nidec (Dalian) segment comprises Nidec (Dalian) Limited, a subsidiary in China, which primarily produces and sells DC motors and fans but excludes its automotive products business.

The Nidec Singapore segment comprises Nidec Singapore Pte. Ltd., a subsidiary in Singapore, and its consolidated subsidiary, which primarily sell hard disk drives spindle motors, DC motors and fans.

The Nidec (H.K.) segment comprises Nidec (H.K.) Co., Ltd., a subsidiary in Hong Kong, and its consolidated subsidiaries, which primarily sell hard disk drives spindle motors, DC motors and fans.

The Nidec Philippines segment comprises Nidec Philippines Corporation, a subsidiary in the Philippines, and its consolidated subsidiary, which primarily produce and sell hard disk drives spindle motors.

The Nidec Sankyo segment comprises Nidec Sankyo Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell DC motors, machinery, and electronic parts.

The Nidec Copal segment comprises Nidec Copal Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell optical and electronic parts and machinery.

The Nidec Tosok segment comprises Nidec Tosok Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell automotive products.

The Nidec Copal Electronics segment comprises Nidec Copal Electronics Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell electronic parts.

The Nidec Techno Motor segment comprises Nidec Techno Motor Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell commercial and industrial products.

The Nidec Motor segment comprises Nidec Motor Corporation and other subsidiaries in North America, which are subsidiaries of Nidec US Holdings Corporation, an intermediate holding company in the United States, as well as other subsidiaries in Latin America, Asia and Europe, which primarily produce and sell home appliance, commercial and industrial products. This segment also includes Nidec ASI, Nidec Avtron and Nidec Kinetek, which were consolidated in the year ended March 31, 2013.

The Nidec Motors & Actuators segment comprises Nidec Motors & Actuators in France, other subsidiaries in Europe and North America, and other manufacturing subsidiaries in China, which primarily produce and sell automotive products.

The All Others segment comprises subsidiaries that are operating segments but not designated as reportable segments due to their immateriality.

We evaluate performance based on segment income or loss, which consists of sales and operating revenues less operating expenses. All segmental operating income or loss is accounted for under Japanese GAAP, except for Nidec Electronics (Thailand), Nidec (Zhejiang), Nidec (Dalian), Nidec Singapore, Nidec (H.K), Nidec Philippines, Nidec Motor and Nidec Motors & Actuators. Therefore, our segmental data has not been prepared under U.S. GAAP on a basis that is consistent with our consolidated financial statements or on any other single basis that is consistent between segments. There are several differences between U.S. GAAP and the underlying accounting bases used by management. The principal differences that affect segmental operating income or loss include accounting for pension and severance costs, and leases. Our segmental operating income or loss is presented in accordance with financial reporting principles and practices generally accepted in Japan. Management believes that monthly segmental information is available on a timely basis, and that it is sufficiently accurate at the segment income or loss level for management’s purposes.

The first of the following two tables shows net sales to external customers and other operating segments by reportable operating segment for the nine months ended December 31, 2012 and 2013. The second table shows operating income or loss by reportable operating segment, which includes inter-segment sales and operating revenues and expenses, for the nine months ended December 31, 2012 and 2013:

	Yen in millions
	For the nine months ended December 31
	2012	2013
Nidec Corporation
Net sales to external customers	¥17,922	¥20,596
Net sales to other operating segments	80,863	101,214
Sub total	98,785	121,810
Nidec Electronics (Thailand)
Net sales to external customers	47,335	51,492
Net sales to other operating segments	26,683	32,734
Sub total	74,018	84,226
Nidec (Zhejiang)
Net sales to external customers	16,785	14,864
Net sales to other operating segments	2,192	3,629
Sub total	18,977	18,493
Nidec (Dalian)
Net sales to external customers	2,869	1,523
Net sales to other operating segments	9,024	8,146
Sub total	11,893	9,669
Nidec Singapore
Net sales to external customers	37,535	42,169
Net sales to other operating segments	527	591
Sub total	38,062	42,760
Nidec (H.K.)
Net sales to external customers	39,243	52,187
Net sales to other operating segments	1,487	988
Sub total	40,730	53,175
Nidec Philippines
Net sales to external customers	11,579	14,432
Net sales to other operating segments	19,527	22,319
Sub total	31,106	36,751
Nidec Sankyo
Net sales to external customers	54,967	70,585
Net sales to other operating segments	249	228
Sub total	55,216	70,813
Nidec Copal
Net sales to external customers	39,316	37,732
Net sales to other operating segments	1,638	1,697
Sub total	40,954	39,429
Nidec Tosok
Net sales to external customers	23,793	26,285
Net sales to other operating segments	141	135
Sub total	23,934	26,420
Nidec Copal Electronics
Net sales to external customers	20,003	23,787
Net sales to other operating segments	14	6
Sub total	20,017	23,793
Nidec Techno Motor
Net sales to external customers	28,162	35,137
Net sales to other operating segments	2,395	2,971
Sub total	30,557	38,108
Nidec Motor
Net sales to external customers	80,671	128,537
Net sales to other operating segments	100	55
Sub total	80,771	128,592
Nidec Motors & Actuators
Net sales to external customers	31,443	46,215
Net sales to other operating segments	10,947	15,011
Sub total	42,390	61,226
All Others
Net sales to external customers	71,106	80,155
Net sales to other operating segments	42,122	54,320
Sub total	113,228	134,475
Total
Net sales to external customers	522,729	645,696
Net sales to other operating segments	197,909	244,044
Adjustments (*)	481	1,029
Intersegment elimination	(197,909)	(244,044)
Consolidated total (net sales)	¥523,210	¥646,725

(*) See Note 15 to our unaudited consolidated interim financial statements included elsewhere in this report.

	Yen in millions
	For the nine months ended December 31
	2012	2013
Operating income or loss:
Nidec Corporation	¥(2,186)	¥828
Nidec Electronics (Thailand)	11,433	10,238
Nidec (Zhejiang)	38	338
Nidec (Dalian)	379	338
Nidec Singapore	511	597
Nidec (H.K.)	121	366
Nidec Philippines	4,648	5,603
Nidec Sankyo	3,889	6,864
Nidec Copal	(156)	(277)
Nidec Tosok	1,546	2,014
Nidec Copal Electronics	2,766	4,114
Nidec Techno Motor	3,120	4,208
Nidec Motor	1,510	6,294
Nidec Motors & Actuators	3,012	3,998
All Others	10,044	14,351
Total	40,675	59,874
Adjustments (*)	2,351	1,992
Consolidated total	¥43,026	¥61,866

(*) See Note 15 to our unaudited consolidated interim financial statements included elsewhere in this report.

Net sales of Nidec Corporation increased ¥23,025 million, or 23.3%, from ¥98,785 million for the nine months ended December 31, 2012 to ¥121,810 million for the nine months ended December 31, 2013. This increase was primarily due to the positive effect of the depreciation of the Japanese yen against the U.S. dollar. Net sales to external customers of Nidec Corporation increased ¥2,674 million, or 14.9%, from ¥17,922 million for the nine months ended December 31, 2012 to ¥20,596 million for the nine months ended December 31, 2013. Net sales to other operating segments of Nidec Corporation increased ¥20,351 million, or 25.2%, from ¥80,863 million for the nine months ended December 31, 2012 to ¥101,214 million for the nine months ended December 31, 2013. Nidec Corporation had operating income of ¥828 million for the nine months ended December 31, 2013, compared to operating loss of ¥2,186 million for the nine months ended December 31, 2012. This increase was primarily due to an increase in royalty and commission fees mainly from subsidiaries in other segments that manufacture hard disk drives spindle motors, in addition to the increase in sales.

Net sales of Nidec Electronics (Thailand) increased ¥10,208 million, or 13.8%, from ¥74,018 million for the nine months ended December 31, 2012 to ¥84,226 million for the nine months ended December 31, 2013. This increase was primarily due to the positive effect of the depreciation of the Japanese yen against the Thai baht, despite the decrease in demand for hard disk drives spindle motors. Operating income of Nidec Electronics (Thailand) decreased ¥1,195 million, or 10.5%, from ¥11,433 million for the nine months ended December 31, 2012 to ¥10,238 million for the nine months ended December 31, 2013. This decrease was primarily due to the gain from insurance relating to the 2011 Thai flooding which was recorded for the nine months ended December 31, 2012, but which was nil for this nine months ended December 31, 2013.

Net sales of Nidec (Zhejiang) decreased ¥484 million, or 2.6%, from ¥18,977 million for the nine months ended December 31, 2012 to ¥18,493 million for the nine months ended December 31, 2013. This decrease was primarily due to a decrease in demand for hard disk drives spindle motors, despite the positive effect of the depreciation of the Japanese yen against the U.S. dollar. However, operating income of Nidec (Zhejiang) increased ¥300 million from ¥38 million for the nine months ended December 31, 2012 to ¥338 million for the nine months ended December 31, 2013. This increase was primarily due to a decrease in depreciation of fixed assets resulting from our business structure streamlining measures.

Net sales of Nidec (Dalian) decreased ¥2,224 million, or 18.7%, from ¥11,893 million for the nine months ended December 31, 2012 to ¥9,669 million for the nine months ended December 31, 2013. This decrease was primarily due to the negative impact of the transfer of portions of the DC motor and DC fan manufacturing operations to the All Others segment. Operating income of Nidec (Dalian) decreased ¥41 million, or 10.8%, from ¥379 million for the nine months ended December 31, 2012 to ¥338 million for the nine months ended December 31, 2013. This decrease was primarily due to the decrease in sales, which was partially offset by the positive impact of changes in product mix resulting in an increase in higher margin products sold.

Net sales of Nidec Singapore increased ¥4,698 million, or 12.3%, from ¥38,062 million for the nine months ended December 31, 2012 to ¥42,760 million for the nine months ended December 31, 2013. This increase was primarily due to the positive effect of the depreciation of the Japanese yen against the U.S. dollar, despite the decrease in demand for hard disk drives spindle motors. Operating income of Nidec Singapore increased ¥86 million, or 16.8%, from ¥511 million for the nine months ended December 31, 2012 to ¥597 million for the nine months ended December 31, 2013. This increase was primarily due to the increase in sales.

Net sales of Nidec (H.K.) increased ¥12,445 million, or 30.6%, from ¥40,730 million for the nine months ended December 31, 2012 to ¥53,175 million for the nine months ended December 31, 2013. This increase was primarily due to the positive effect of the depreciation of the Japanese yen against the Hong Kong dollar. Operating income of Nidec (H.K.) increased ¥245 million from ¥121 million for the nine months ended December 31, 2012 to ¥366 million for the nine months ended December 31, 2013. This increase was primarily due to an increase in higher margin products sold.

Net sales of Nidec Philippines increased ¥5,645 million, or 18.1%, from ¥31,106 million for the nine months ended December 31, 2012 to ¥36,751 million for the nine months ended December 31, 2013. This increase was primarily due to the depreciation of the Japanese yen against the U.S. dollar, despite the decrease in demand for hard disk drives spindle motors. Operating income of Nidec Philippines increased ¥955 million, or 20.5%, from ¥4,648 million for the nine months ended December 31, 2012 to ¥5,603 million for the nine months ended December 31, 2013. This increase was primarily due to the increase in sales.

Net sales of Nidec Sankyo increased ¥15,597 million, or 28.2%, from ¥55,216 million for the nine months ended December 31, 2012 to ¥70,813 million for the nine months ended December 31, 2013. This increase was primarily due to increases in sales of LCD panel handling robots and card readers and the contribution of the newly consolidated subsidiaries, including SCD, in addition to the depreciation of the Japanese yen against the U.S. dollar. Operating income of Nidec Sankyo increased ¥2,975 million, or 76.5%, from ¥3,889 million for the nine months ended December 31, 2012 to ¥6,864 million for the nine months ended December 31, 2013. This increase was primarily due to the increase in sales.

Net sales of Nidec Copal decreased ¥1,525 million, or 3.7%, from ¥40,954 million for the nine months ended December 31, 2012 to ¥39,429 million for the nine months ended December 31, 2013. This decrease was primarily due to the declining digital camera market, despite the launch of new product models and the depreciation of the Japanese yen against the U.S. dollar and the Thai baht. Operating loss of Nidec Copal increased ¥121 million, or 77.6%, from ¥156 million for the nine months ended December 31, 2012 to ¥ 277 million for the nine months ended December 31, 2013. The larger loss was primarily due to the decrease in sales.

Net sales of Nidec Tosok increased ¥ 2,486 million, or 10.4%, from ¥23,934 million for the nine months ended December 31, 2012 to ¥ 26,420 million for the nine months ended December 31, 2013. This increase was primarily due to the commencement of mass-production of new product models of automotive products and the depreciation of the Japanese yen against the Chinese yuan and the Euro. Operating income of Nidec Tosok increased ¥468 million, or 30.3%, from ¥1,546 million for the nine months ended December 31, 2012 to ¥2,014 million for the nine months ended December 31, 2013. This increase was primarily due to our cost reduction measures, despite increases in start-up costs for the new product models.

Net sales of Nidec Copal Electronics increased ¥3,776 million, or 18.9%, from ¥20,017 million for the nine months ended December 31, 2012 to ¥23,793 million for the nine months ended December 31, 2013. This increase was primarily due to increases in sales of such products as motors for gaming consoles and medical equipment, and components for industrial and household equipment. Operating income of Nidec Copal Electronics increased ¥1,348 million, or 48.7%, from ¥2,766 million for the nine months ended December 31, 2012 to ¥4,114 million for the nine months ended December 31, 2013. This increase was primarily due to our cost reduction measures, in addition to the increase in sales.

Net sales of Nidec Techno Motor increased ¥7,551 million, or 24.7%, from ¥30,557 million for the nine months ended December 31, 2012 to ¥38,108 million for the nine months ended December 31, 2013. This increase was primarily due to an increase in sales of motors for air conditioning equipment in Asia, in addition to the depreciation of the Japanese yen against the Chinese yuan. Operating income of Nidec Techno Motor increased ¥1,088 million, or 34.9%, from ¥3,120 million for the nine months ended December 31, 2012 to ¥4,208 million for the nine months ended December 31, 2013. This increase was primarily due to the increase in sales.

Net sales of Nidec Motor increased ¥47,821 million, or 59.2%, from ¥80,771 million for the nine months ended December 31, 2012 to ¥128,592 million for the nine months ended December 31, 2013. This increase was primarily due to the contribution of the newly consolidated subsidiaries, including Nidec ASI, Nidec Avtron and Nidec Kinetek, in addition to the depreciation of the Japanese yen against the U.S. dollar. Operating income of Nidec Motor increased ¥4,784 million from ¥1,510 million for the nine months ended December 31, 2012 to ¥6,294 million for the nine months ended December 31, 2013. This increase was primarily due to our cost reduction measures, in addition to the positive impact of the newly consolidated subsidiaries.

Net sales of Nidec Motors & Actuators increased ¥ 18,836 million, or 44.4%, from ¥42,390 million for the nine months ended December 31, 2012 to ¥ 61,226 million for the nine months ended December 31, 2013. This increase was primarily due to the commencement of mass-production of new product models and the depreciation of the Japanese yen against the U.S. dollar and the Euro. Operating income of Nidec Motors & Actuators increased ¥986 million, or 32.7%, from ¥3,012 million for the nine months ended December 31, 2012 to ¥3,998 million for the nine months ended December 31, 2013. This increase was primarily due to the increase in sales.

With respect to the All Others segment, net sales increased ¥21,247 million, or 18.8%, from ¥113,228 million for the nine months ended December 31, 2012 to ¥134,475 million for the nine months ended December 31, 2013. This increase was primarily due to the depreciation of the Japanese yen against the U.S. dollar. Operating income increased ¥4,307 million, or 42.9%, from ¥10,044 million for the nine months ended December 31, 2012 to ¥14,351 million for the nine months ended December 31, 2013. This increase was primarily due to our cost reduction measures, in addition to the increase in sales.

Liquidity and Capital Resources

Our primary sources of liquidity include our net cash flows from operating activities and long-term debt. A critical part of our liquidity management is our focus on efficient use of working capital, which is defined as current assets less current liabilities, to improve our cash flows. Between March 31, 2013 and December 31, 2013, our working capital increased from ¥135,813 million to ¥313,283 million primarily as a result of the reclassification of the outstanding convertible bonds due 2015 from current portion of long-term debt to long-term debt and the issuance of domestic corporate bonds in December 2013. In an effort to efficiently use our working capital, we continue to make effective use of our cash management system, where cash is managed and shared among our subsidiaries in Japan and among our subsidiaries in China, respectively.

We had cash and cash equivalents of ¥236,614 million as of December 31, 2013, compared to ¥193,420 million as of March 31, 2013. As of December 31, 2013, approximately 84% of our cash and cash equivalents were held by our consolidated subsidiaries outside of Japan.

Cross-border cash transfers between group companies are subject to restrictions in certain circumstances. Where local restrictions prevent efficient intercompany transfers of funds, particularly to Nidec Corporation from its subsidiaries outside of Japan, Nidec Corporation seeks to meet its liquidity needs through ongoing cash flows, external borrowings, or both, as further discussed below. We do not expect such restrictions on transfers of funds held outside of Japan to have a material effect on our overall liquidity, financial condition or results of operations.

Our principal capital needs include (1) purchases of property, plant and equipment and other assets, (2) research and development activities, (3) purchases of raw materials, (4) employees’ salaries, wages and other payroll costs, (5) mergers and acquisitions, (6) investments in subsidiaries, (7) repayment of short-term borrowings and long-term debt, and (8) repurchase of shares of our common stock. As of December 31, 2013, we had ¥159,620 million of trade notes and accounts payable, ¥19,402 million of short-term borrowings, and ¥308,565 million of long-term debt, including the current portion of long-term debt.

In the nine months ended December 31, 2013, we made no acquisitions. However, on January 1, 2014, we acquired all of the voting rights in Mitsubishi Materials C.M.I. Corporation. In December 2013, we prepaid the acquisition cost, which was recorded in “Other” under “Cash flows from investing activities” in our unaudited consolidated cash flow statements for the nine months ended December 31, 2013, but which was not recorded in our unaudited consolidated statements of income for the nine months ended December 31, 2013. In addition, in October 2013, we entered into a stock purchase agreement to acquire all of the shares of Honda Elesys Co., Ltd., a Japanese manufacturer of automobile electronic control units for automobiles, from Honda Motor Co., Ltd., NEC Corporation, Showa Corporation and Nissin Kogyo Co., Ltd. The closing of the transaction is expected to occur in March 2014, subject to necessary regulatory approvals and other conditions. We intend to continue to seek opportunities to acquire other companies and to make additional investments in our subsidiaries.

Our short-term borrowings, consisting of bank loans, were ¥19,402 million as of December 31, 2013, a decrease of ¥13,396 million from ¥32,798 million as of March 31, 2013. This decrease was mainly due to repayment of yen-denominated short-term borrowings with a portion of the proceeds from the issuance of domestic corporate bonds in December 2013, as further discussed below. We had no commercial paper outstanding as of December 31, 2013 and the date of this report.

Our current portion of long-term debt was ¥38,159 million as of December 31, 2013, a decrease of ¥95,469 million from ¥133,628 million as of March 31, 2013. This decrease was mainly due to the reclassification of approximately ¥96,000 million aggregate principal amount of zero coupon euro yen convertible bonds due 2015 from current portion of long-term debt to long-term debt, as the unexercised early redemption right expired. On September 20, 2013, holders of ¥4,250 million aggregate principal amount of such convertible bonds exercised their early redemption right. As a result, our current portion of long-term debt as of December 31, 2013 consisted of the current portion of the Euro-denominated and U.S. dollar-denominated bank loans we obtained in July 2012 and December 2012, respectively, under a special government program, as further described below.

Our long-term debt was ¥270,406 million as of December 31, 2013, an increase of ¥124,135 million from ¥146,271 million as of March 31, 2013. This increase was mainly due to the reclassification of the outstanding zero coupon euro yen convertible bonds and the proceeds from the issuance of ¥50,000 million aggregate principal amount of domestic bonds in December 2013, as further described below. This was partially offset by the reclassification of portions of the Euro-denominated and U.S. dollar-denominated bank loans, as further described below, from long-term debt to current portion of long-term debt. As a result, our long-term debt as of December 31, 2013 consisted of the approximately ¥96,000 million aggregate principal amount of the outstanding zero coupon euro yen convertible bonds due 2015, ¥50,000 million aggregate principal amount of domestic bonds issued in December 2013, the remaining portions of the Euro-denominated and U.S. dollar-denominated bank loans, and ¥100,000 million aggregate principal amount of domestic bonds issued in November 2012.

In July 2012, in an effort to reduce financing costs and foreign exchange risks, we borrowed €240 million from major Japanese private commercial banks based on Euro-denominated credit lines to fund our future acquisition transactions under a special program of the Japan Bank for International Cooperation (“JBIC”), which was implemented in response to the appreciation of the Japanese yen against other currencies. In December 2012, we borrowed an additional $500 million from major Japanese private commercial banks based on U.S. dollar-denominated credit lines to fund our acquisition transactions under the JBIC program. We are obligated to make partial repayments of the principal amount of these loans on a semiannual basis over a two-year period in the case of the Euro-denominated loan and over a three-year period in the case the U.S. dollar-denominated loan. As of December 31, 2013, we had €120 million and $333 million of loans outstanding under the program, which were recorded in long-term debt and current portion of long-term debt on our unaudited consolidated balance sheet as of the same date.

In November 2012, we issued ¥65,000 million aggregate principal amount of domestic corporate bonds due 2017, ¥15,000 million aggregate principal amount of domestic corporate bonds due 2019, and ¥20,000 million aggregate principal amount of domestic corporate bonds due 2022. The net proceeds from the issuance of the bonds were primarily used to repay commercial paper and other short-term borrowings. In addition, in December 2013, we issued ¥50,000 million aggregate principal amount of domestic corporate bonds due 2016. The net proceeds from the issuance of the bonds were primarily used to repay short-term borrowings. These bonds were issued pursuant to a shelf registration statement we filed with the Director General of the Kanto Local Finance Bureau of the Ministry of Finance of Japan in March 2012 for the issuance from time to time of up to ¥200,000 million aggregate principal amount of bonds in Japan between April 5, 2012 and April 4, 2014. The shelf registration was intended to enhance our flexibility and agility in obtaining funding as an alternative source of funding in addition to financing through financial institutions and other sources and, through the further diversification of funding sources, improve our financial stability.

A substantial portion of our unsecured funding is raised by the parent company (Nidec Corporation), and is then lent to its subsidiaries to meet their respective capital requirements. Under this subsidiary funding policy, we seek to lower the financing cost, maintain sufficient lines of credit, and ensure agile funding for our group companies.

We expect to seek additional financing in connection with the future mergers and acquisitions, research and development activities, and facility investments. We may also consider and obtain additional financing in order to enhance our financial agility in mergers and acquisitions, research and development activities, and facility investments in the future.

We currently have a share repurchase plan pursuant to which we are authorized to repurchase the lesser of an aggregate of 2,000,000 shares of our common stock and an aggregate of ¥24,000 million between January 27, 2014 and January 26, 2015. We did not repurchase any shares under the plan between January 27, 2014 and January 31, 2014. On January 24, 2014, our previous share repurchase plan expired. Under the plan, we repurchased an aggregate of 500,000 shares for approximately ¥2,700 million between April 1, 2013 and January 24, 2014.

In October, 2013, we entered into a share exchange transaction with each of Nidec Copal Corporation and Nidec Tosok Corporation to make each a wholly owned subsidiary. Prior to the transactions, we had a 66.5% ownership interest in Nidec Copal and a 72.3% ownership interest in Nidec Tosok. In connection with the transactions, we allocated 2,428,382 shares of our common stock held in treasury to Nidec Copal shareholders and 1,312,000 shares of our common stock held in treasury to Nidec Tosok shareholders.

We believe that these funding sources, together with our cash flow from operations and undrawn credit lines, will sufficiently meet our capital requirements for the next twelve months.

Assets, liabilities and Nidec Corporation shareholders’ equity

Our total assets increased ¥125,760 million, or 12.5%, from ¥1,005,417 million as of March 31, 2013 to ¥1,131,177 million as of December 31, 2013. The increase in total assets was primarily due to an increase in cash and cash equivalents of ¥43,194 million as described below under “Cash Flows,” and an increase in trade accounts receivable of ¥28,595 million as a result of the increase in sales and the depreciation of the Japanese yen against other currencies. The increase in total assets was also due to an increase in inventories of ¥18,035 million as a result of stronger customer demand and the depreciation of the Japanese yen against other currencies, and an increase in property, plant and equipment of ¥12,538 million primarily as a result of the depreciation of the Japanese yen against other currencies.

Our total liabilities increased ¥39,830 million, or 7.2%, from ¥551,600 million as of March 31, 2013 to ¥591,430 million as of December 31, 2013. The increase in total liabilities was due in part to an increase in long-term debt, including current portion of long-term debt, of ¥28,666 million, due to the issuance of ¥50,000 million aggregate principal amount of domestic corporate bonds in December 2013 as described above, partially offset by the early redemption of ¥4,250 million aggregate principal amount of convertible bonds due 2015, and the partial repayments on the Euro-denominated and U.S. dollar-denominated bank loans under the JBIC program. The increase in total liabilities was also due to an increase in trade notes and accounts payable of ¥25,455 million, reflecting stronger customer demand and the depreciation of the Japanese yen against other currencies. These increases in liabilities were partially offset by a decrease in short-term borrowings of ¥13,396 million primarily as a result of our repayment of yen-denominated borrowings with the proceeds from the issuance of domestic corporate bonds in December 2013.

Our working capital, which is defined as current assets less current liabilities, increased ¥177,470 million, or 130.7%, from ¥135,813 million as of March 31, 2013 to ¥313,283 million as of December 31, 2013. This increase was mainly due to a decrease in current portion of long-term debt of ¥95,469 million primarily resulting from the reclassification of the approximately ¥96,000 million aggregate principal amount of the outstanding convertible bonds due 2015 from current portion of long-term debt to long-term debt, a decrease in short-term borrowings of ¥13,396 million primarily as a result of our repayment of yen-denominated borrowings with the proceeds from the issuance of domestic corporate bonds in December 2013, and an increase in cash and cash equivalents of ¥43,194 million as described below under “Cash Flows.”

Our total Nidec Corporation shareholders’ equity increased ¥102,014 million, or 24.5%, from ¥415,653 million as of March 31, 2013 to ¥517,667 million as of December 31, 2013. This increase was primarily due to an increase in positive foreign currency translation adjustments of ¥54,712 million, which reflected the depreciation of the Japanese yen against other currencies, an increase in retained earnings of ¥31,628 million, and a decrease in treasury stock, at cost of ¥17,392 million primarily due to our share exchange transactions with some of our consolidated subsidiaries to make them wholly owned subsidiaries. As a result, the ratio of Nidec Corporation shareholders’ equity to total assets increased 4.5 percentage points from 41.3% as of March 31, 2013 to 45.8% as of December 31, 2013.

Cash Flows

Cash Flows from Operating Activities

Net cash provided by operating activities decreased ¥853 million from ¥65,653 million for the nine months ended December 31, 2012 to ¥64,800 million for the nine months ended December 31, 2013. The decrease in net cash provided by operating activities was primarily due to the negative impact of changes in operating assets and liabilities of ¥21,547 million, which consisted of an increase in operating assets of ¥49,648 million and an increase in operating liabilities of ¥28,101 million, partially offset by the increase in consolidated net income of ¥15,866 million.

For the nine months ended December 31, 2013, we had ¥64,800 million of net cash inflows provided by operating activities primarily due to consolidated net income of ¥45,051 million. However, net cash provided by operating activities were negatively impacted by changes in operating assets and liabilities of ¥9,397 million, which consisted of an increase in operating assets of ¥24,429 million and an increase in operating liabilities of ¥15,032 million. Operating assets and operating liabilities increased primarily due to the increase in sales, reflecting stronger customer demand.

For the nine months ended December 31, 2012, we had ¥65,653 million of net cash inflows provided by operating activities due in part to consolidated net income of ¥29,185 million. In addition, net cash provided by operating activities was positively impacted by changes in operating assets and liabilities of ¥12,150 million, which consisted of a decrease in operating assets of ¥25,219 million and a decrease in operating liabilities of ¥13,069 million. The decrease in operating assets and operating liabilities was primarily due to decreased sales.

Cash Flows from Investing Activities

Net cash used in investing activities decreased ¥93,241 million from ¥127,405 million for the nine months ended December 31, 2012 to ¥34,164 million for the nine months ended December 31, 2013. The decrease in net cash used in investing activities was primarily due to a decrease in acquisitions of business, net of cash acquired, of ¥84,843 million and a decrease in additions to property, plant and equipment of ¥16,380 million.

For the nine months ended December 31, 2013, we had ¥34,164 million of net cash outflows to investing activities mainly due to additions to property, plant and equipment of ¥30,837 million. On January 1, 2014, we acquired all of the voting rights in Mitsubishi Materials C.M.I. Corporation. In December 2013, we prepaid the acquisition cost in respect of the transaction. The prepayment was recorded in “Other” for the nine months ended December 31, 2013.

For the nine months ended December 31, 2012, we had ¥127,405 million of net cash outflows to investing activities mainly due to acquisitions of business, net of cash acquired, of ¥85,485 million and additions to property, plant and equipment of ¥47,217 million.

Cash Flows from Financing Activities

Net cash used in financing activities was ¥9,470 million for the nine months ended December 31, 2013, compared to net cash provided by financing activities of ¥75,221 million for the nine months ended December 31, 2012.

For the nine months ended December 31, 2013, we had ¥9,470 million of net cash outflows to financing activities mainly due to repayments of long-term debt of ¥25,209 million, a decrease in short-term borrowings of ¥13,887 million, and dividends paid to shareholders of Nidec Corporation of ¥11,425 million, partially offset by proceeds from issuance of corporate bonds of ¥50,000 million.

For the nine months ended December 31, 2012, we had ¥75,221 million of net cash inflows from financing activities mainly due to ¥100,000 million of proceeds from issuance of corporate bonds and ¥67,200 million of proceeds from issuance of long-term debt, partially offset by a decrease in short-term borrowings of ¥49,953 million, purchases of treasury stock of ¥26,777 million, and dividends paid to shareholders of Nidec Corporation of ¥12,125 million.

Cash and Cash Equivalents

As a result of the foregoing factors and the effect of exchange rate fluctuations on cash and cash equivalents, our total outstanding balance of cash and cash equivalents increased ¥43,194 million from ¥193,420 million as of March 31, 2013 to ¥236,614 million as of December 31, 2013. We hold our cash and cash equivalents primarily in U.S. dollars, Chinese yuan, Thai baht, Japanese yen, and Euro.

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

ASSETS

(Unaudited)

	Yen in millions
	March 31, 2013	December 31, 2013
Current assets:
Cash and cash equivalents	¥193,420	¥236,614
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥860 million on March 31, 2013 and ¥794 million on December 31, 2013
Notes	10,479	11,990
Accounts	148,606	177,201
Inventories:
Finished goods	42,599	48,481
Raw materials	30,839	36,841
Work in progress	23,526	29,205
Supplies and other	2,862	3,334
Other current assets	48,359	46,538
Total current assets	500,690	590,204

Marketable securities and other securities investments	15,900	16,741
Investments in and advances to affiliated companies	1,160	1,936
	17,060	18,677
Property, plant and equipment:
Land	43,523	43,833
Buildings	159,270	170,008
Machinery and equipment	330,425	362,195
Construction in progress	21,837	19,475
	555,055	595,511
Less - Accumulated depreciation	(277,078)	(304,996)
	277,977	290,515
Goodwill	132,775	145,020
Other non-current assets, net of allowance for doubtful accounts of ¥515 million on March 31, 2013 and ¥615 million on December 31, 2013	76,915	86,761
Total assets	¥1,005,417	¥1,131,177

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND EQUITY

(Unaudited)

	Yen in millions
	March 31, 2013	December 31, 2013
Current liabilities:
Short-term borrowings	¥32,798	¥19,402
Current portion of long-term debt	133,628	38,159
Trade notes and accounts payable	134,165	159,620
Accrued expenses	31,854	28,883
Other current liabilities	32,432	30,857
Total current liabilities	364,877	276,921

Long-term liabilities:
Long-term debt	146,271	270,406
Accrued pension and severance costs	19,235	18,707
Other long-term liabilities	21,217	25,396
Total long-term liabilities	186,723	314,509

Commitments and contingencies (Note 12)
Equity:
Common stock authorized: 480,000,000 shares issued: 145,075,080 shares on March 31, 2013 and 145,075,080 shares on December 31, 2013	66,551	66,551
Additional paid-in capital	70,518	65,258
Retained earnings	322,638	354,266
Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	12,636	67,348
Net unrealized gains and losses on securities	1,187	4,742
Net gains and losses on derivative instruments	242	161
Pension liability adjustments	(1,112)	(1,044)

Treasury stock, at cost: 10,393,522 shares on March 31, 2013 and 7,169,801 shares on December 31, 2013	(57,007)	(39,615)
Total Nidec Corporation shareholders’ equity	415,653	517,667
Noncontrolling interests	38,164	22,080
Total equity	453,817	539,747
Total liabilities and equity	¥1,005,417	¥1,131,177

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Yen in millions
	For the nine months ended December 31
	2012	2013

Net sales	¥523,210	¥646,725
Operating expenses:
Cost of products sold	412,914	499,676
Selling, general and administrative expenses	42,897	56,513
Research and development expenses	24,373	28,670
	480,184	584,859
Operating income	43,026	61,866
Other income (expense):
Interest and dividend income	1,323	1,990
Interest expense	(488)	(1,149)
Foreign exchange (loss) gain, net	(3,926)	378
(Loss) gain on marketable securities, net	(300)	240
Other, net	(1,799)	(800)
	(5,190)	659
Income before income taxes	37,836	62,525
Income taxes	(8,693)	(17,444)
Equity in net income (loss) of affiliated companies	42	(30)
Consolidated net income	29,185	45,051
Less: Net income attributable to noncontrolling interests	(2,092)	(1,998)
Net income attributable to Nidec Corporation	¥27,093	¥43,053

	Yen
Per share data:
Net income attributable to Nidec Corporation
Basic	¥201.26	¥317.93
Diluted	187.80	297.23
Cash dividends paid	¥90.00	¥85.00

The accompanying notes are an integral part of these financial statements.

 NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Unaudited)

	Yen in millions
	For the nine months ended December 31
	2012	2013

Consolidated net income	¥29,185	¥45,051
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	28,146	56,020
Net unrealized gains and losses on securities	(696)	3,536
Net gains and losses on derivative instruments	93	(81)
Pension liability adjustments	(56)	61
Total	27,487	59,536
Total comprehensive income	56,672	104,587
Less: Comprehensive (income) loss attributable to noncontrolling interests	(2,488)	(3,280)
Comprehensive income attributable to Nidec Corporation	¥54,184	¥101,307

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Yen in millions
	For the three months ended December 31
	2012	2013

Net sales	¥169,670	¥217,091
Operating expenses:
Cost of products sold	140,974	166,661
Selling, general and administrative expenses	18,407	18,234
Research and development expenses	8,986	9,667
	168,367	194,562
Operating income	1,303	22,529
Other income (expense):
Interest and dividend income	464	849
Interest expense	(217)	(348)
Foreign exchange gain, net	911	1,100
(Loss) gain on marketable securities, net	(429)	2
Other, net	(773)	(48)
	(44)	1,555
Income from continuing operations before income taxes	1,259	24,084
Income taxes	(250)	(7,334)
Equity in net income (loss) of affiliated companies	19	(14)
Consolidated net income	1,028	16,736
Less: Net income attributable to noncontrolling interests	(134)	(786)
Net income attributable to Nidec Corporation	¥894	¥15,950

	Yen
Per share data:
Net income attributable to Nidec Corporation
Basic	¥6.60	¥115.67
Diluted	6.06	108.47
Cash dividends paid	¥45.00	¥45.00

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Unaudited)

	Yen in millions
	For the three months ended December 31
	2012	2013

Consolidated net income	¥1,028	¥16,736
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	43,612	37,355
Net unrealized gains and losses on securities	1,563	2,941
Net gains and losses on derivative instruments	(17)	78
Pension liability adjustments	(59)	(19)
Total	45,099	40,355
Total comprehensive income	46,127	57,091
Less: Comprehensive (income) loss attributable to noncontrolling interests	(1,659)	(1,357)
Comprehensive income attributable to Nidec Corporation	¥44,468	¥55,734

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Yen in millions
	For the nine months ended December 31
	2012	2013

Cash flows from operating activities:
Consolidated net income	¥29,185	¥45,051
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	28,673	34,432
Loss (gain) on marketable securities, net	300	(240)
Gain from sales, disposal or impairment of property, plant and equipment	(13)	(46)
Loss recovery and gain on property, plant and equipment damaged in flood	(3,862)	(63)
Deferred income taxes	(6,772)	5,651
Equity in net (income) loss of affiliated companies	(42)	30
Foreign currency adjustments	3,547	(3,279)
Changes in operating assets and liabilities:
Decrease (increase) in notes and accounts receivable	22,866	(15,860)
Decrease (increase) in inventories	2,353	(8,569)
(Decrease) increase in notes and accounts payable	(4,547)	12,777
(Decrease) increase in accrued income taxes	(8,522)	2,255
Other	2,487	(7,339)
Net cash provided by operating activities	65,653	64,800

Cash flows from investing activities:
Additions to property, plant and equipment	(47,217)	(30,837)
Proceeds from sales of property, plant and equipment	504	2,456
Insurance proceeds related to property, plant and equipment damaged in flood	453	2,789
Purchases of marketable securities	(68)	(7)
Proceeds of marketable securities	167	1,042
Acquisitions of business, net of cash acquired	(85,485)	(642)
Other	4,241	(8,965)
Net cash used in investing activities	(127,405)	(34,164)

Cash flows from financing activities:
Decrease in short-term borrowings	(49,953)	(13,887)
Proceeds from issuance of long-term debt	67,200	-
Repayments of long-term debt	(934)	(25,209)
Proceeds from issuance of corporate bonds	100,000	50,000
Redemption of corporate bonds	-	(4,250)
Purchases of treasury stock	(26,777)	(2,829)
Payments for additional investments in subsidiaries	(89)	(216)
Dividends paid to shareholders of Nidec Corporation	(12,125)	(11,425)
Dividends paid to noncontrolling interests	(1,418)	(893)
Other	(683)	(761)
Net cash provided by (used in) financing activities	75,221	(9,470)

Effect of exchange rate changes on cash and cash equivalents	7,626	22,028
Net increase in cash and cash equivalents	21,095	43,194
Cash and cash equivalents at beginning of period	130,290	193,420
Cash and cash equivalents at end of period	¥151,385	¥236,614

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. Basis of preparation:

The accompanying interim consolidated financial statements of NIDEC Corporation (the "Company", and together with its consolidated subsidiaries, "NIDEC") have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The interim consolidated financial statements are unaudited but include all adjustments, consisting of only normal recurring adjustments, which the Company considers necessary for a fair statement of the consolidated financial position and the consolidated results of its operations and cash flows. Results for the nine months ended December 31, 2013 are not necessarily indicative of results that may be expected for the full year. The consolidated balance sheet at March 31, 2013, has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by GAAP for complete financial statements. For further information, refer to the audited consolidated financial statements and footnotes thereto for the year ended March 31, 2013, included on Form 20-F.

Certain reclassifications in the consolidated balance sheet as of March 31, 2013, the consolidated statements of income for the nine and three months ended December 31, 2012 and consolidated statements of cash flows for the nine months ended December 31, 2012 have been made to conform to the presentation used for the nine and three months ended December 31, 2013.

Pursuant to ASC 805 “Business Combinations”, results of operations for the nine months ended December 31, 2012 have been adjusted retrospectively, as a fair value evaluations of the assets acquired and the liabilities assumed at the point of the acquisition of Nidec ASI S.p.A., Nidec Avtron Automation Corporation, and Nidec Kinetek Corporation which became our consolidated subsidiaries for the nine months ended December 31, 2012, were completed for the three months ended March 31, 2013.

Moreover, pursuant to ASC 805 “Business Combinations”, results of operations for the nine months ended December 31, 2012 and the year ended March 31, 2013 have been adjusted retrospectively, as a fair value evaluations of the assets acquired and the liabilities assumed at the point of the acquisition of SCD Co., Ltd. and Nidec Kaiyu Auto Electric (Jiangsu) Co., Ltd., which became our consolidated subsidiaries for the three months ended December 31, 2012, were completed for the six months ended September 30, 2013.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

2. New accounting pronouncements:

Accounting Changes

As of April 1, 2013, NIDEC adopted FASB Accounting Standards Codification™ (ASC) 350 “Intangibles-Goodwill and Other” updated by Accounting Standards Update (ASU) No. 2012-02 “Testing Indefinite-Lived Intangible Assets for Impairment.” ASU 2012-02 allows an entity the option of performing a qualitative assessment before calculating the fair value of an indefinite-lived intangible asset and performing the quantitative impairment test. If an entity determines, on the basis of qualitative factors, that it is more likely than not that the asset is impaired, the quantitative impairment test would be required. The adoption of this standard did not have material impact on NIDEC’s consolidated financial position, results of operations and liquidity.

As of April 1, 2013, NIDEC adopted FASB ASC 220 “Comprehensive income.” updated by ASU No. 2013-02 “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.” ASU 2013-02 requires an entity to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. The standard is provision for disclosure. The adoption of this standard did not have any impact on NIDEC’s consolidated financial position, results of operations and liquidity.

Recent Accounting Pronouncements to be adopted in future periods

In July 2013, the FASB issued ASU No. 2013-11, “Income taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.” ASU 2013-11 clarifies that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward if such settlement is required or expected in the event the uncertain tax position is disallowed. In situations where a net operating loss carry forward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction or the tax of the jurisdiction does not require, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. ASU 2013-11 is effective for reporting periods beginning after December 15, 2013. Early adoption and retrospective application are permitted. This standard is provision for disclosure. The adoption of this standard will not have any impact on NIDEC’s consolidated financial position, results of operations and liquidity.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

3. Goodwill and other intangible assets

The changes in the carrying amount of goodwill for the nine months ended December 31, 2013 are as follows:

Yen in millions
Balance as of April 1, 2013
Goodwill	¥132,775

Translation adjustments and Others	12,245

Balance as of December 31, 2013
Goodwill	¥145,020

Pursuant to ASC 805 “Business Combinations”, results of operations for the three-month period ended March 31, 2013 have been adjusted retrospectively, to reflect fair value evaluation of the assets acquired and the liabilities assumed at the acquisition date of SCD Co., Ltd. and Nidec Kaiyu Auto Electric (Jiangsu) Co., Ltd., which became our consolidated subsidiaries for the three-month period ended December 31, 2012.

Intangible assets subject to amortization are summarized as follows:

	Yen in millions
	December 31, 2013
	Gross carrying amounts	Accumulated amortization	Carrying amounts
Proprietary technology	¥11,934	¥2,388	¥9,546
Customer relationships	49,326	9,068	40,258
Software	16,990	8,247	8,743
Other	6,354	2,727	3,627
Total	¥84,604	¥22,430	¥62,174

Total of indefinite-lived intangible assets amounted to ¥8,116 million as of December 31, 2013.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

4. Marketable securities and other securities investments:

Marketable securities and other securities investments include debt and equity securities of which the aggregate fair value, gross unrealized gains and losses and cost are as follows:

	Yen in millions
	March 31, 2013
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Equity securities	¥7,838	¥5,814	¥3	¥13,649
Debt securities	405	11	5	411

Held-to-maturity
Japanese government debt securities	301	3	-	304
	¥8,544	¥5,828	¥8	¥14,364

Securities not practicable to estimate fair value
Equity securities	¥1,539

	Yen in millions
	December 31, 2013
	Cost	Gross unrealized gains	Gross unrealized losses	Fair Value
Available-for-sale
Equity securities	¥7,557	¥7,583	¥0	¥15,140
Debt securities	-	-	-	-

Held-to-maturity
Japanese government debt securities	200	2	-	202
	¥7,757	¥7,585	¥0	¥15,342

Securities not practicable to estimate fair value
Equity securities	¥1,401

The net unrealized gain from available-for-sale securities included as a component of accumulated other comprehensive income, net of applicable taxes, increased by ¥3,555 million during the nine months ended December 31, 2013, and increased by ¥174 million during the year ended March 31, 2013.

There were no material proceeds, gain or loss from sales or redemption of marketable securities to be disclosed during the three months ended December 31, 2013.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Proceeds from sale or redemption of marketable securities were ¥1,042 million for the nine months ended December 31, 2013. On those sales, gross realized gains were ¥236 million and gross realized losses were ¥10 million for the nine months ended December 31, 2013.

NIDEC holds long-term investment securities that are classified as “marketable securities and other securities investments.” The securities issued by various non-public companies are recorded at cost, as their fair values are not readily determinable. NIDEC’s management employs a systematic methodology to assess the recoverability of such investments by reviewing the financial position of the underlying companies and the prevailing market conditions in which these companies operate to determine if NIDEC’s investment in each individual company is impaired and whether the impairment is other-than-temporary. If any impairment is assessed to be other-than-temporary, the cost of the investment is written-down by the impaired amount and the amount is recognized as a realized loss for the reporting period which the assessment is made.

The following tables present the gross unrealized losses on, and fair value of NIDEC’s investment securities, aggregated by investment category and length of time that individual investment securities have been in a continuous unrealized loss position.

	Yen in millions
	March 31, 2013
	Less than 12 months		12 months or more
	Fair value	Unrealized Loss	Fair value	Unrealized Loss
Equity securities	¥16	¥1	¥23	¥2
Debt securities	182	5	-	-
	¥198	¥6	¥23	¥2

	Yen in millions
	December 31, 2013
	Less than 12 months		12 months or more
	Fair value	Unrealized Loss	Fair value	Unrealized Loss
Equity securities	-	-	¥1	¥0
Debt securities	-	-	-	-
	-	-	¥1	¥0

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

NIDEC presumes the value of investment securities is impaired if the fair value is below the original cost. Among the impaired investment securities, NIDEC presumes a decline in value of debt and equity securities is other-than-temporary if the fair value is significantly below the original cost for an extended period of time. The presumption of an other-than-temporary impairment may be overcome if there is evidence to support that the decline is temporary in nature due to the existence of other factors which overcome the duration or magnitude of the decline. On the other hand, even if a fair value is not significantly less than the original cost, the value of investment securities is impaired when specific factors indicate the decline in the fair value is other-than-temporary.

As of December 31, 2013 and March 31, 2013, held-to-maturity securities of ¥200 million and ¥301 million were pledged as collateral for the deferred payments of certain taxes based on the Japanese Custom Act and Consumption Tax Law, respectively.

5. Equity:

A summary of the changes in equity in the consolidated balance sheet for the nine months ended December 31, 2012 and 2013 was as follows:

	Yen in millions
	Nidec Corporation total	Noncontrolling interests	Total equity
For the nine months ended December 31, 2012:
Balance at March 31, 2012	¥370,182	¥55,429	¥425,611
Comprehensive income (loss):
Net income	27,093	2,092	29,185
Other comprehensive income (loss):
Foreign currency translation adjustments	27,638	508	28,146
Net unrealized gains and losses on securities	(587)	(109)	(696)
Net gains and losses on derivative instruments	93	-	93
Pension liability adjustments	(53)	(3)	(56)
Total comprehensive income (loss)	54,184	2,488	56,672
Purchase of treasury stock	(26,777)	-	(26,777)
Change in ownership of Nidec Sankyo in connection with share exchange transaction	19,980	(19,980)	-
Dividends paid to shareholders of Nidec Corporation	(12,125)	-	(12,125)
Dividends paid to noncontrolling interests	-	(1,418)	(1,418)
Acquisitions of new subsidiaries	-	3,554	3,554
Capital transaction with consolidated subsidiaries and other	529	(192)	337
Balance at December 31, 2012	¥405,973	¥39,881	¥445,854

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	Yen in millions
	Nidec Corporation total	Noncontrolling interests	Total equity
For the nine months ended December 31, 2013:
Balance at March 31, 2013	¥415,653	¥38,164	¥453,817
Comprehensive income (loss):
Net income	43,053	1,998	45,051
Other comprehensive income (loss):
Foreign currency translation adjustments	54,712	1,308	56,020
Net unrealized gains and losses on securities	3,555	(19)	3,536
Net gains and losses on derivative instruments	(81)	-	(81)
Pension liability adjustments	68	(7)	61
Total comprehensive income (loss)	101,307	3,280	104,587
Purchase of treasury stock	(2,829)	-	(2,829)
Change in ownership of subsidiaries in connection with share exchange transaction	16,376	(16,376)	-
Dividends paid to shareholders of Nidec Corporation	(11,425)	-	(11,425)
Dividends paid to noncontrolling interests	-	(893)	(893)
Capital transaction with consolidated subsidiaries and other	(1,415)	(2,095)	(3,510)
Balance at December 31, 2013	¥517,667	¥22,080	¥539,747

On October 1, 2013, NIDEC made the Nidec Copal Corporation (“NCPL”) a wholly owned subsidiary through a share exchange transaction. NIDEC allocated 2,428,382 shares of its common stock held in treasury to holders of NCPL stock in connection with the share exchange transaction. As a result of the share exchange transaction, NIDEC's equity interest in NCPL increased from 66.5% to 100.0%.

On October 1, 2013, NIDEC made the Nidec Tosok Corporation (“NTSC”) a wholly owned subsidiary through a share exchange transaction. NIDEC allocated 1,312,000 shares of its common stock held in treasury to holders of NTSC stock in connection with the share exchange transaction. As a result of the share exchange transaction, NIDEC's equity interest in NTSC increased from 72.3% to 100.0%.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

6. Other Comprehensive Income (Loss):

The changes in accumulated other comprehensive income (loss) by component are as follows:

	Yen in Millions
	Foreign currency translation adjustments	Unrealized gains (losses) from securities	Unrealized gains (losses) from derivative instruments	Pension liability adjustments	Total
For the nine months ended December 31, 2013:
Balance at March 31, 2013	12,636	1,187	242	(1,112)	12,953
Other comprehensive income (loss) before reclassifications	54,712	3,699	(35)	74	58,450
Amounts reclassified from accumulated other comprehensive income (loss)	-	(144)	(46)	(6)	(196)
Net change during the current period other comprehensive income (loss)	54,712	3,555	(81)	68	58,254
Balance at December 31, 2013	67,348	4,742	161	(1,044)	71,207

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Reclassification out of accumulated other comprehensive income (loss) are as follows:

Yen in Millions
	Amount Reclassified from Accumulated other comprehensive income (loss) *1	Affected line items in consolidated statements of income
For the nine months ended December 31, 2013:
Unrealized gains (losses) from securities	(225)	Gain from marketable securities, net
	81	Income taxes
	(144)	Consolidated net income
	-	Net income attributable to noncontrolling interests
	(144)	Net income attributable to Nidec Corporation

Unrealized gains (losses) from derivative instruments	(76)	Cost of products sold, Interest expense.
	30	Income taxes
	(46)	Consolidated net income
	-	Net income attributable to noncontrolling interests
	(46)	Net income attributable to Nidec Corporation

Pension liability adjustments	(29)	*2
	16	Income taxes
	(13)	Consolidated net income
	7	Net income attributable to noncontrolling interests
	(6)	Net income attributable to Nidec Corporation

Total amount reclassified, net of tax and noncontrolling interests	(196)

*1 Amounts in parentheses indicate gains in consolidated statements of income.

*2 This accumulated other comprehensive income (loss) component is included in the computation of net periodic pension cost.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Yen in Millions
	Amount Reclassified from Accumulated other comprehensive income (loss) *1	Affected line items in consolidated statements of income
For the three months ended December 31, 2013:
Unrealized gains (losses) from securities	(0)	Gain from marketable securities, net
	0	Income taxes
	(0)	Consolidated net income
	-	Net income attributable to noncontrolling interests
	(0)	Net income attributable to Nidec Corporation

Unrealized gains (losses) from derivative instruments	(53)	Cost of products sold, Interest expense.
	21	Income taxes
	(32)	Consolidated net income
	-	Net income attributable to noncontrolling interests
	(32)	Net income attributable to Nidec Corporation

Pension liability adjustments	(9)	*2
	8	Income taxes
	(1)	Consolidated net income
	1	Net income attributable to noncontrolling interests
	0	Net income attributable to Nidec Corporation

Total amount reclassified, net of tax and noncontrolling interests	(32)

*1 Amounts in parentheses indicate gains in consolidated statements of income.

*2 This accumulated other comprehensive income (loss) component is included in the computation of net periodic pension cost.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

7. Long term debts:

Detail of Zero coupon convertible bonds, due 2015 is as follow;

	Yen in millions
	March 31, 2013	December 31, 2013
Principal amount	¥100,000	¥95,750
Unamortized premium	247	164
Total	¥100,247	¥95,914

The euro yen denominated zero coupon convertible bonds with stock acquisition rights due 2015, which are listed at Singapore Stock Exchange, were issued on September 21, 2010, and are redeemable at 100% of principal amount on September 18, 2015 (maturity date). Concerning stock acquisition rights, the conversion price per share was ¥10,626 and the number of convertible shares is 9,010,916 as of December 31, 2013.

The bonds were reclassified from Current portion of long-term debt to Long-term debt, since the unexercised early redemption right to redeem such bonds at 100% of its principal amount expired. Prior to the expiration of the early redemption right on September 20, 2013, holders of ¥4,250 million aggregate principal amount of such convertible bonds exercised their early redemption right.

8. Pension and severance plans:

The amounts of net periodic benefit cost in pension and severance plans for the nine months ended December 31, 2012 and 2013 were as follows:

	Yen in millions
	For the nine months ended December 31
	2012	2013
Net periodic pension cost for defined benefit plans:
Service cost	¥868	¥925
Interest cost	601	685
Expected return on plan assets	(412)	(537)
Amortization of net actuarial loss	115	89
Amortization of prior service credit	(110)	(118)
Net periodic pension cost for defined benefit plans	1,062	1,044
Cost for multiemployer pension plans	138	126
Cost for defined contribution plans	¥1,365	¥1,704

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

The amounts of net periodic benefit cost in pension and severance plans for the three months ended December 31, 2012 and 2013 were as follows:

	Yen in millions
	For the three months ended December 31
	2012	2013
Net periodic pension cost for defined benefit plans:
Service cost	¥302	¥300
Interest cost	201	220
Expected return on plan assets	(139)	(180)
Amortization of net actuarial loss	39	30
Amortization of prior service credit	(37)	(39)
Net periodic pension cost for defined benefit plans	366	331
Cost for multiemployer pension plans	46	42
Cost for defined contribution plans	¥481	¥564

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

9. Earnings per share:

The table below sets forth a reconciliation of the differences between basic and diluted net income attributable to Nidec Corporation per share for the nine months ended December 31, 2012 and 2013:

	Yen in millions	Thousands of shares	Yen
	Net income (loss) attributable to Nidec Corporation	Weighted- average shares	Net income attributable to Nidec Corporation per share
For the nine months ended December 31, 2012:
Basic net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥27,093	134,617	¥201.26
Effect of dilutive securities: Zero coupon convertible bonds	(45)	9,411
Diluted net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥27,048	144,028	¥187.80
For the nine months ended December 31, 2013:
Basic net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥43,053	135,417	¥317.93
Effect of dilutive securities: Zero coupon convertible bonds	(50)	9,263
Diluted net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥43,003	144,680	¥297.23

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	Yen in millions	Thousands of shares	Yen
	Net income (loss) attributable to Nidec Corporation	Weighted- average shares	Net income attributable to Nidec Corporation per share
For the three months ended December 31, 2012:
Basic net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥894	135,533	¥6.60
Effect of dilutive securities: Zero coupon convertible bonds	(15)	9,411
Diluted net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥879	144,944	¥6.06
For the three months ended December 31, 2013:
Basic net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥15,950	137,891	¥115.67
Effect of dilutive securities: Zero coupon convertible bonds	(15)	9,011
Diluted net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥15,935	146,902	¥108.47

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

10. Income taxes:

NIDEC is subject to a number of different income taxes, which, in the aggregate, indicate statutory rates in Japan of approximately 38.0% for the nine months ended December 31, 2012 and 2013. Reconciliation of the differences between the statutory tax rates and the estimated effective income tax rates are as follows:

	For the nine months ended December 31
	2012	2013
Statutory tax rate	38.0%	38.0%
Increase (reduction) in taxes resulting from:
Tax benefit in foreign subsidiaries	(17.1)	(15.3)
Tax on undistributed earnings	5.6	2.8
Valuation allowance	(1.0)	0.9
Liabilities for unrecognized tax benefits	-	1.1
Other	(2.5)	0.4
Estimated effective income tax rate	23.0%	27.9%

The effective income tax rate increased approximately 4.9 percentage points from 23.0% for the nine months ended December 31, 2012 to 27.9% for the nine months ended December 31, 2013. This was mainly due to an increase in liabilities for unrecognized tax benefits and others, though there were several factors causing a reduction in tax rate. Other reason for the increase in tax rate was also because the tax credit was reduced for the nine months ended December 31, 2013 as compared to the nine months ended December 31, 2012. Tax benefit in foreign subsidiaries primarily related to taxable income sourced from foreign subsidiaries mainly in Thailand and the Philippines.

11. Flooding in Thailand:

NIDEC has insurance policies which cover certain damage directly caused by the flooding in Thailand that occurred in October 2011. The insurance policies cover the damage associated with fixed assets and inventories. NIDEC has recognized insurance recoveries up to fair value or replacement cost that was approved by insurance company at some of NIDEC’s subsidiaries. As a result, NIDEC has recorded a net gain of ¥3,862 million in operating income for the nine months ended December 31, 2012.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

12. Contingencies:

NIDEC has guaranteed approximately ¥61 million of bank loans for employees in connection with their housing costs at December 31, 2013. If an employee defaults on his/her loan payments, NIDEC would be liable under the guarantee. The maximum undiscounted amount of NIDEC’s obligation to make future payments in the event of defaults is approximately ¥61 million. The current carrying amount of the liabilities for NIDEC’s obligations under the guarantee is zero because it is not possible to estimate the amount of loss from employee's defaults or range of the possible loss at this time.

NIDEC is contingently liable under bid bonds, advance payment bonds, performance bonds, warranty bonds and payment bonds, totaling ¥6,400 million as of December 31, 2013, primarily for guarantees of our performance on projects currently in execution or under warranty. No material claims have been made against guarantees, and based on our past experience and current expectations, NIDEC does not anticipate any material claims.

13. Derivatives:

NIDEC manages the exposures to fluctuations in foreign exchange rate, interest rate and commodity prices through the use of derivative financial instruments which include foreign exchange forward contracts, currency option contracts, interest rate swap agreements and commodity future contracts. NIDEC does not hold derivative financial instruments for trading purposes. NIDEC is exposed to credit risk in the event of non-performance by counterparties to the derivative contracts, but such risk is considered and mitigated by the high credit rating of the counterparties.

Cash flow hedges

NIDEC uses foreign exchange forward contracts, interest rate swap agreements and commodity future contracts designated as cash flow hedges to protect against a portion of foreign exchange rate risks, interest rate risks and commodity prices risks inherent in its forecasted transactions related to purchase commitments.

Derivatives not designated as hedges

NIDEC is unable or has elected not to apply hedge accounting to some of the derivatives from time to time. The changes in the fair value of these contracts are recorded in “Other income (expense)”.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

The contractual amounts outstanding of derivative instruments

Derivatives designated as hedging instruments are as follows:

	Yen in millions
	March 31, 2013	December 31, 2013
Foreign exchange forward contracts	¥7,403	¥8,665
Interest rate swap agreements	32,205	24,563
Commodity futures	3,739	3,302

Derivatives not designated as hedging instruments are as follows:

	Yen in millions
	March 31, 2013	December 31, 2013
Foreign exchange forward contracts	¥149	¥547
Currency option contracts	231	231

Fair values of derivative instruments

Derivatives designated as cash flow hedge are as follows:

		Asset Derivatives
	Balance sheet location	Yen in millions
		March 31, 2013	December 31, 2013
Foreign exchange forward contracts	Other current assets	¥659	¥264
Commodity futures	Other current assets	-	74

		Liability Derivatives
	Balance sheet location	Yen in millions
		March 31, 2013	December 31, 2013
Foreign exchange forward contracts	Other current liabilities	¥22	¥-
Interest rate swap agreements	Other current liabilities	20	34
Commodity futures	Other current liabilities	181	0

Derivatives not designated as hedging instruments are as follows:

		Asset Derivatives
	Balance sheet location	Yen in millions
		March 31, 2013	December 31, 2013
Foreign exchange forward contracts	Other current assets	¥16	¥15
Currency option contracts	Other current assets	10	35

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

The effect of derivative instruments on the consolidated statements of income for the nine months ended December 31, 2012 and 2013

Derivatives designated as cash flow hedge are as follows:

Gains (losses) recognized in accumulated other comprehensive income

	Yen in millions
	For the nine months ended December 31
	2012	2013
Foreign exchange forward contracts	¥101	¥(234)
Interest rate swap agreements	(12)	(5)
Commodity futures	4	158

Gains (losses) reclassified from accumulated other comprehensive income into income (effective portion)

	Statement of income location	Yen in millions
		For the nine months ended December 31
		2012	2013
Foreign exchange forward contracts	Cost of sales	¥11	¥211
Interest rate swap agreements	Interest expense	1	(5)
Commodity futures	Cost of sales	(155)	(160)

The amount of hedge ineffectiveness and net gains (losses) excluded from the assessment of hedge effectiveness was not material for the nine months ended December 31, 2013.

A net gain of ¥148 million in accumulated other comprehensive income at December 31, 2013 is expected to be reclassified into earnings within the next 12 months.

As of December 31, 2013, the maximum length of time over which NIDEC hedged its exposure to variability in future cash flows for forecasted transactions was approximately 24 months.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Derivatives not designated as hedging instruments are as follows:

Gains (losses) recognized in income

	Statement of income location	Yen in millions
		For the nine months ended December 31
		2012	2013
Foreign exchange forward contracts	Foreign exchange gain (loss), net	¥18	¥26
Currency option contracts	Foreign exchange gain (loss), net	30	21

The effect of derivative instruments on the consolidated statements of income for the three months ended December 31, 2012 and 2013

Derivatives designated as cash flow hedge are as follows:

Gains (losses) recognized in accumulated other comprehensive income

	Yen in millions
	For the three months ended December 31
	2012	2013
Foreign exchange forward contracts	¥28	¥(0)
Interest rate swap agreements	(3)	(6)
Commodity futures	(42)	84

Gains (losses) reclassified from accumulated other comprehensive income into income (effective portion)

	Statement of income location	Yen in millions
		For the three months ended December 31
		2012	2013
Foreign exchange forward contracts	Cost of sales	¥41	¥56
Interest rate swap agreements	Interest expense	0	1
Commodity futures	Cost of sales	(20)	(25)

The amount of hedge ineffectiveness and net gains (losses) excluded from the assessment of hedge effectiveness was not material for the three months ended December 31, 2013.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Derivatives not designated as hedging instruments are as follows:

Gains (losses) recognized in income

	Statement of income location	Yen in millions
		For the three months ended December 31
		2012	2013
Foreign exchange forward contracts	Foreign exchange gain (loss), net	¥10	¥9
Currency option contracts	Foreign exchange gain (loss), net	21	10

14. Fair Value:

Under Statement of ASC 820, “Fair Value Measurements and Disclosures”, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that reflect the assumptions market participants would use in valuing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect NIDEC’s assumptions about the factors market participants would use in valuing the asset or liability developed based upon the best information available in the circumstances. The hierarchy is broken down into three levels.

Level 1 inputs are quoted prices in active markets for identical assets or liabilities.

Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs (other than quoted prices) that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 inputs are unobservable inputs for the asset or liability.

Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Assets and liabilities that are measured at Fair Value on a Recurring Basis:

The following table provides information by level for assets and liabilities that are measured at fair value, as defined by ASC 820, on a recurring basis.

	Yen in millions
	Fair Value at March 31, 2013	Fair Value Measurements Using Inputs Considered as
		Level 1	Level 2	Level 3
Assets:
Marketable securities	¥14,060	¥13,649	¥411	-
Derivatives	685	-	685	-
Total assets:	¥14,745	¥13,649	¥1,096	-
Liabilities:
Derivatives	¥223	¥181	¥42	-

	Yen in millions
	Fair Value at	Fair Value Measurements Using Inputs Considered as
	December 31, 2013	Level 1	Level 2	Level 3
Assets:
Marketable securities	¥15,140	¥15,140	-	-
Derivatives	388	74	314	-
Total assets:	¥15,528	¥15,214	¥314	-
Liabilities:
Derivatives	¥34	¥0	¥34	-

Level 1 securities and derivatives including commodity futures are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions.

Level 2 securities are valued using non-active market prices for identical assets.

Level 2 derivatives including foreign exchange contracts are valued using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates, and interest rates.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Fair value of financial instruments:

The carrying amount and estimated fair value of NIDEC’s financial instruments, excluding those disclosed elsewhere, are summarized as follows:

	Yen in millions
	March 31, 2013
	Carrying amount	Estimated fair value
Asset (Liability):
Cash and cash equivalents	¥193,420	¥193,420
Short-term investments	1,552	1,552
Short-term loan receivable	132	132
Long-term loan receivable	89	91
Short-term borrowings	(32,798)	(32,798)
Long-term debt including the current portion and excluding capital lease obligation and bonds	(73,925)	(73,907)
Bonds including the current portion	¥(200,347)	¥(200,850)

	Yen in millions
	December 31, 2013
	Carrying amount	Estimated fair value
Asset (Liability):
Cash and cash equivalents	¥236,614	¥236,614
Short-term investments	1,772	1,772
Short-term loan receivable	149	149
Long-term loan receivable	48	48
Short-term borrowings	(19,402)	(19,402)
Long-term debt including the current portion and excluding capital lease obligation and bonds	(57,364)	(57,343)
Bonds including the current portion	¥(246,014)	¥(259,471)

The following are explanatory notes relating to the financial instruments.

Cash and cash equivalents, short-term investments, short-term loans receivable and short-term borrowings: In the normal course of business, substantially all cash and cash equivalents, short-term investments (time deposits), short-term loans receivable and short-term borrowings are highly liquid and are carried at amounts that approximate fair value.

Long-term loan receivable: NIDEC’s long-term loan receivable instruments are classified as Level 2 instruments. The fair value of long-term loans was estimated by discounting expected future cash flows.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Long-term debt: NIDEC’s long-term debt instruments are classified as Level 2 instruments. The fair value of long-term bank loans (including the current portion and excluding the capital lease obligation and bonds) was estimated based on the discounted amounts of future cash flows using NIDEC’s current incremental borrowing rates for similar liabilities.

Bonds: NIDEC’s bonds instruments are classified as Level 2 instruments. The fair value of bonds issued by NIDEC was estimated based on their market price that are not active other than quoted prices.

Carrying amounts of “Trade notes and accounts receivable” and “Trade notes and accounts payable” approximate fair value because of the short maturity of these instruments. The table described above excludes these financial instruments.

15. Segment data:

(1) Enterprise-wide information

The following table provides net sales by product category for the nine months ended December 31, 2012 and 2013:

	Yen in millions
	For the nine months ended December 31
	2012	2013
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥125,540	¥139,253
Other small precision motors	117,425	133,971
Sub-total	242,965	273,224
Automotive, appliance, commercial and industrial products	174,238	247,074
Machinery	46,499	63,421
Electronic and optical components	53,484	57,226
Others	6,024	5,780
Consolidated total	¥523,210	¥646,725

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

The following table provides net sales by product category for the three months ended December 31, 2012 and 2013:

	Yen in millions
	For the three months ended December 31
	2012	2013
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥36,935	¥46,826
Other small precision motors	37,578	45,943
Sub-total	74,513	92,769
Automotive, household, commercial and industrial products	61,605	83,026
Machinery	15,233	19,704
Electronic and optical components	16,057	19,797
Others	2,262	1,795
Consolidated total	¥169,670	¥217,091

(2) Operating segment information

The operating segments reported below are defined as components of an enterprise for which separate financial information is available and regularly reviewed by NIDEC’s chief operating decision maker. NIDEC’s chief operating decision maker utilizes various measurements to assess segment performance and allocate resources to segments.

The Nidec Corporation segment comprises Nidec Corporation in Japan, which primarily develops and sells hard disk drives spindle motors, DC motors, fans, and automotive products.

The Nidec Electronics (Thailand) segment comprises Nidec Electronics (Thailand) Co., Ltd., a subsidiary in Thailand, and its consolidated subsidiaries, which primarily produce and sell hard disk drive motors. This segment also includes other subsidiaries in Asia which produce components for hard disk drives.

The Nidec (Zhejiang) segment comprises Nidec (Zhejiang) Corporation, a subsidiary in China, which primarily produces and sells hard disk drive motors.

The Nidec (Dalian) segment comprises Nidec (Dalian) Limited, a subsidiary in China, which primarily produces and sells DC motors and fans but excludes its automotive products business.

The Nidec Singapore segment comprises Nidec Singapore Pte. Ltd., a subsidiary in Singapore, and its consolidated subsidiary, which primarily sell hard disk drive motors, DC motors and fans.

The Nidec (H.K.) segment comprises Nidec (H.K.) Co., Ltd., a subsidiary in Hong Kong, and its consolidated subsidiaries, which primarily sell hard disk drive motors, DC motors and fans.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

The Nidec Philippines segment comprises Nidec Philippines Corporation, a subsidiary in the Philippines, and its consolidated subsidiary, which primarily produce and sell hard disk drive motors.

The Nidec Sankyo segment comprises Nidec Sankyo Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell DC motors, machinery, and electronic parts.

The Nidec Copal segment comprises Nidec Copal Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell optical and electronic parts and machinery.

The Nidec Tosok segment comprises Nidec Tosok Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell automotive products.

The Nidec Copal Electronics segment comprises Nidec Copal Electronics Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell electronic parts.

The Nidec Techno Motor segment comprises Nidec Techno Motor Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell commercial and industrial products.

The Nidec Motor segment comprises Nidec Motor Corporation and other subsidiaries in North America, which are subsidiaries of Nidec US Holdings Corporation, an intermediate holding company in the United States, as well as other subsidiaries in Latin America, Asia and Europe, which primarily produce and sell home appliance, commercial and industrial products. This segment also includes Nidec ASI, Nidec Avtron and Nidec Kinetek, which were consolidated in the year ended March 31, 2013.

The Nidec Motors & Actuators segment comprises Nidec Motors & Actuators in France, other subsidiaries in Europe and North America, and other manufacturing subsidiaries in China, which primarily produce and sell automotive products.

The All Others segment comprises subsidiaries that are operating segments but not designated as reportable segments due to their immaterialities.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

NIDEC evaluates performance based on segment income or loss, which consists of sales and operating revenues less operating expenses. All segmental operating income or loss is accounted for under Japanese GAAP, except for Nidec Electronics (Thailand), Nidec (Zhejiang), Nidec (Dalian), Nidec Singapore, Nidec (H.K.), Nidec Philippines, Nidec Motor and Nidec Motors & Actuators. Therefore segmental data has not been prepared under U.S. GAAP on a basis that is consistent with the consolidated financial statements or on any other single basis that is consistent between segments. There are several differences between U.S. GAAP and the underlying accounting bases used by management, and the principal differences that affect segmental operating income or loss are accounting for pension and severance costs, and leases. Our segmental operating income or loss is presented in accordance with financial reporting principles and practices generally accepted in Japan. Management believes that the monthly segmental information is available on a timely basis, and that it is sufficiently accurate at the segment income or loss level for management’s purposes.

The following tables show net sales to external customers and other financial information by operating segment for the nine months ended December 31, 2012 and 2013, respectively:

Business segment

	Yen in millions
	For the nine months ended December 31
	2012	2013
Net sales to external customers:
Nidec Corporation	¥17,922	¥20,596
Nidec Electronics (Thailand)	47,335	51,492
Nidec (Zhejiang)	16,785	14,864
Nidec (Dalian)	2,869	1,523
Nidec Singapore	37,535	42,169
Nidec (H.K.)	39,243	52,187
Nidec Philippines	11,579	14,432
Nidec Sankyo	54,967	70,585
Nidec Copal	39,316	37,732
Nidec Tosok	23,793	26,285
Nidec Copal Electronics	20,003	23,787
Nidec Techno Motor	28,162	35,137
Nidec Motor	80,671	128,537
Nidec Motors & Actuators	31,443	46,215
All Others	71,106	80,155
Total	522,729	645,696
Adjustments*1	481	1,029
Consolidated total	¥523,210	¥646,725

*1 US GAAP adjustments related to the differences of revenue recognition between recognition at the time of shipment and at the time of customer receipt are main components of Adjustments.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Business segment

	Yen in millions
	For the three months ended December 31
	2012	2013
Net sales to external customers:
Nidec Corporation	¥5,597	¥7,072
Nidec Electronics (Thailand)	13,489	16,343
Nidec (Zhejiang)	4,713	4,137
Nidec (Dalian)	740	522
Nidec Singapore	11,761	14,637
Nidec (H.K.)	11,062	18,984
Nidec Philippines	3,625	5,151
Nidec Sankyo	18,659	23,865
Nidec Copal	10,386	12,880
Nidec Tosok	7,131	10,557
Nidec Copal Electronics	6,367	8,187
Nidec Techno Motor	8,913	11,442
Nidec Motor	31,627	41,912
Nidec Motors & Actuators	10,476	15,572
All Others	24,527	25,425
Total	169,073	216,686
Adjustments*1	597	405
Consolidated total	¥169,670	¥217,091

*1 US GAAP adjustments related to the differences of revenue recognition between recognition at the time of shipment and at the time of customer receipt are main components of Adjustments.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	Yen in millions
	For the nine months ended December 31
	2012	2013
Net sales to other operating segments:
Nidec Corporation	¥80,863	¥101,214
Nidec Electronics (Thailand)	26,683	32,734
Nidec (Zhejiang)	2,192	3,629
Nidec (Dalian)	9,024	8,146
Nidec Singapore	527	591
Nidec (H.K.)	1,487	988
Nidec Philippines	19,527	22,319
Nidec Sankyo	249	228
Nidec Copal	1,638	1,697
Nidec Tosok	141	135
Nidec Copal Electronics	14	6
Nidec Techno Motor	2,395	2,971
Nidec Motor	100	55
Nidec Motors & Actuators	10,947	15,011
All Others	42,122	54,320
Total	197,909	244,044
Intersegment elimination	¥(197,909)	¥(244,044)
Consolidated total	-	-

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	Yen in millions
	For the three months ended December 31
	2012	2013
Net sales to other operating segments:
Nidec Corporation	¥23,168	¥35,057
Nidec Electronics (Thailand)	6,989	11,825
Nidec (Zhejiang)	706	1,501
Nidec (Dalian)	2,020	2,957
Nidec Singapore	171	191
Nidec (H.K.)	245	328
Nidec Philippines	5,917	7,722
Nidec Sankyo	73	105
Nidec Copal	485	550
Nidec Tosok	44	43
Nidec Copal Electronics	5	2
Nidec Techno Motor	934	1,044
Nidec Motor	29	27
Nidec Motors & Actuators	1,265	4,407
All Others	13,359	19,229
Total	55,410	84,988
Intersegment elimination	¥(55,410)	¥(84,988)
Consolidated total	-	-

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	Yen in millions
	For the nine months ended December 31
	2012	2013
Operating income or loss:
Nidec Corporation	¥(2,186)	¥828
Nidec Electronics (Thailand)	11,433	10,238
Nidec (Zhejiang)	38	338
Nidec (Dalian)	379	338
Nidec Singapore	511	597
Nidec (H.K.)	121	366
Nidec Philippines	4,648	5,603
Nidec Sankyo	3,889	6,864
Nidec Copal	(156)	(277)
Nidec Tosok	1,546	2,014
Nidec Copal Electronics	2,766	4,114
Nidec Techno Motor	3,120	4,208
Nidec Motor	1,510	6,294
Nidec Motors & Actuators	3,012	3,998
All Others	10,044	14,351
Total	40,675	59,874
Consolidation adjustments mainly related to elimination of intersegment profits	1,664	959
Reclassification *1	1,214	1,458
U.S. GAAP adjustments and Others *2	(527)	(425)
Consolidated total	¥43,026	¥61,866

*1 Some items are reclassified from other expenses (income) and included in operating expenses (income). Main reclassification is income or loss from sales or disposals of fixed assets for the nine months ended December 31, 2012 and 2013.

*2 Others is mainly from the amortization of identifiable intangible assets related to business combinations for the nine months ended December 31, 2012 and 2013.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	Yen in millions
	For the three months ended December 31
	2012	2013
Operating income or loss:
Nidec Corporation	¥(3,184)	¥716
Nidec Electronics (Thailand)	1,281	3,757
Nidec (Zhejiang)	(263)	(113)
Nidec (Dalian)	(211)	182
Nidec Singapore	133	264
Nidec (H.K.)	32	178
Nidec Philippines	808	1,980
Nidec Sankyo	610	2,554
Nidec Copal	(2,419)	284
Nidec Tosok	607	1,155
Nidec Copal Electronics	857	1,523
Nidec Techno Motor	922	1,480
Nidec Motor	(69)	1,906
Nidec Motors & Actuators	621	924
All Others	2,120	5,183
Total	1,845	21,973
Consolidation adjustments mainly related to elimination of intersegment profits	584	291
Reclassification *1	(1,099)	533
U.S. GAAP adjustments and Others *2	(27)	(268)
Consolidated total	¥1,303	¥22,529

*1 Some items are reclassified from other expenses (income) and included in operating expenses (income). Main reclassification is income or loss from sales or disposals of fixed assets for the three months ended December 31, 2012 and 2013.

*2 Others is mainly from the amortization of identifiable intangible assets related to business combinations for the three months ended December 31, 2012 and 2013.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

16. Subsequent events

Completion of Acquisition of Mitsubishi Materials C.M.I. Corporation-

On January 1, 2014, NIDEC acquired all of the voting rights in Mitsubishi Materials C.M.I. Corporation (“CMI”.)

1) Purpose of transaction	The acquisition of CMI is intended to strengthen NIDEC’s automotive product business and NIDEC aimed to enhance its product portfolio.
2) Funds for transaction	Own funds
3) Other	In December 2013, we prepaid the acquisition cost. The prepayment was recognized as “Other” of “Cash flows from investing activities” in “Consolidated Statements of Cash Flows”

Own share repurchase-

On January 22, 2014, the Company's Board of Directors resolved to repurchase its own shares, pursuant to Article 459, Paragraph 1, Item 1 of the Company Law of Japan.

This resolution is a part of efforts to ensure agile capital management highly responsive to the changing business environment. The details of the share repurchase are as follows:

1. Class of shares:	Common stock
2. Total number of shares to be repurchased:	Up to 2,000,000 shares (1.45% of total number of shares issued excluding treasury stock)
3. Total repurchase amount:	Up to 24 billion yen
4. Period of repurchase:	From January 27, 2014 to January 26, 2015